
SAM'S
SEAFOOD
From The Sea To The Table


SEC MAIL PROCESSING
RECEIVED
MAY 12 2005
WASH, D.C.

# Sam's Seafood Holdings limited

**(ABN 45 098 448 269)**

Office Address: 15 Hercules St, Hamilton, Qld 4007, Australia
Postal Address: PO Box 393 Hamilton, Qld 4007, Australia
Telephone: 61-7-3633 4700 Fax: 61-7-3268 5231 Email: ken@sams.com.au

28/4/05




05008068

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC, 20549
United States of America

SUPPL

PROCESSED
MAY 20 2005
THOMSON FINANCIAL

82-34648

Dear Sir/Madam,

**RE: SAM'S SEAFOOD HOLDINGS LIMITED – File Number: ~~82-34649~~**

Please refer to the attached Market Announcement that we have disclosed to the Australian Stock Exchange on 28/04/05 for your reference pursuant to Section 12g3-2(b) file number 82-34649.

Should you have any questions in relation to the above, please do not hesitate to contact me.

Yours sincerely,

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited


SAM'S
SEAFOOD
From The Sea To The Table

SAM'S SEAFOOD HOLDINGS LIMITED
43 Holt Street, Eagle Farm, Qld 4009, Australia
PO Box 393, Brisbane 4007, Australia
Phone: 07 3131 4100, Fax: 07 3268 5231
ABN: 45 098 448 269
E-Mail: info@sams.com.au

28 April 2005

Company Announcement Office
The Australian Stock Exchange Limited

**BUSINESS REVIEW / TRADING FORECAST**

In February 2005, we announced to the market that there had been a substantial drop in the net profit (after tax) for the first 6 months to December 2004. A $1.16m profit for the December 2003 half year had fallen to $46,000.

The Board of Sam's Seafood Holdings Limited ("the Company") wishes to advise that, based on the latest forecast, it is anticipated that the full year result will be in the order of a $2m loss, down from the $2.5m profit recorded in the previous year.

The main reasons attributed to the underperformance of the group are:

1) A downturn in business trading in January and February 2005 and tough and competitive market conditions;
2) The financial performance of Sam's Seafood Lifestyles Division (restaurant and fast food outlets) has not met the Company's expectations on return on investment. The Lifestyles Division is currently undergoing a major restructure and the Company has engaged an external consultant to review this Division and make recommendations to the Board. This review process will be finalised by the end of June 2005 and the result will be released to the market at that time.

**CHINESE JOINT VENTURE AND PURCHASE OF SHARES**

On 31 March 2005, the Company announced to the market that it had entered into an agreement to set up a Joint Venture entity with China Seafood Resources Pty Ltd, which is related to ShenZhen XingGuang Co.Ltd. At the same time, it was announced that the CEO of ZhenZhen XingGuang Co. Ltd would be purchasing shares in Sam's Seafood Holdings Limited beginning with the purchase of 800,000 ordinary shares at $1.25 per share within 21 days of the announcement.

The Company will proceed with the marketing arrangement for prawns and other seafood commodities. The Company has been advised by the Chinese entities that there will be a delay in the initial share subscription arrangement. However, the share subscription transaction is expected to proceed.

The Company will formally advise ASX when the initial share subscription is finalised.

**BOARD RETIREMENT**

It is with much regret that the Board of Directors of Sam's Seafood Holdings Limited announces the retirement of its Chairman, Mr. Grahame Denovan. Mr. Denovan, due to personal reasons, has also stepped down as a director from all of the Company's subsidiary companies. He has been the Chairman since the Company floated in December 2001.

It is anticipated that Mr. Denovan will continue in an advisory role to the Board and management of Sam's Seafood Group.

The Board has elected an interim Chairman, Mr. Bill Matthews, to chair the Board until a replacement is appointed.

Ken Situ
Company Secretary

*Rule 3.19A.3*

# Appendix 3Z

## Final Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| Name of entity: Sam's Seafood Holdings Limited |
|---|
| ABN: 45 098 448 269 |

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of director** | Mr. Grahame Denovan |
| **Date of last notice** | 02 July 2004 |
| **Date that director ceased to be director** | 21 April 2005 |

### Part 1 – Director's relevant interests in securities of which the director is the registered holder

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| Number & class of securities |
|---|
| 52,320 Ordinary Shares |

## Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| **Name of holder & nature of interest**<br>Note: Provide details of the circumstances giving rise to the relevant interest | **Number & class of securities** |
|---|---|
| | |

## Part 3 – Director's interests in contracts

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **No. and class of securities to which interest relates** | |

**Lillian Li**

---

**From:** Cornetts IGA [gail@cornetts.com.au]

**Sent:** Thursday, 28 April 2005 7:02 AM

**To:** Lillian Li

**Subject:** Remittance Advice Number 78731

Print | About Alex


SAM'S
SEAFOOD
From The Sea To The Table


SEC MAIL PROCESSING
RECEIVED
MAY 12 2005
WASH. D.C. 183 SECTION

# Sam's Seafood Holdings limited

**(ABN 45 098 448 269)**

Office Address: 43 Holt street, Eagle Farm, Qld 4007, Australia
Postal Address: PO Box 393 Hamilton, Qld 4007, Australia
Telephone: 61-7-3633 4700 Fax: 61-7-3268 5231 Email: ken@sams.com.au

---

04/05/05

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC, 20549
United States of America

Dear Sir/Madam,

**RE: SAM'S SEAFOOD HOLDINGS LIMITED – File Number: 82-34649**

Please refer to the attached Market Announcement that we have disclosed to the Australian Stock Exchange on 04/05/05 for your reference pursuant to Section 12g3-2(b) file number 82-34649.

Should you have any questions in relation to the above, please do not hesitate to contact me.

Yours sincerely,

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited


SAM'S
SEAFOOD
From The Sea To The Table

**SAM'S SEAFOOD HOLDINGS LIMITED**
43 Holt Street, Eagle Farm , Qld 4009, Australia
PO Box 393, Brisbane 4007, Australia
Phone: 07 3131 4100, Fax: 07 3268 5231
ABN: 45 098 448 269
E-Mail: info@sams.com.au

4 May 2005

Mr. Simon O'Brien
Company Announcement Office
The Australian Stock Exchange Limited

Dear Simon,

## REQUEST FOR SUSPENSION OF SHARE TRADING

Following the demand received on the 3 May 2005 from our principal financier, Rabo Bank, to repay all their debts, and given the company is not in a position to comply with such demand by the specified timeline, our principal financier has appointed a receiver and manager, Deloitte Touche Tohmatsu, to the following wholly owned subsidiary companies within the Sam's Seafood group including:

Sam's Seafood Hamilton Limited

Sam's Seafood Properties Limited

Sam's Seafood Lifestyles Pty Ltd

Sam's Seafood Redcliffe Limited

Sam's Seafood Sunshine Coast Pty Ltd

Sam's Seafood Capricorn Coast Pty Ltd

The Board of Sam's Seafood Holdings Limited (ASX:SSS & SSSPA) would like to request a suspension of both Sam's Seafood's ordinary and converting preference share trading as of 4 May 2005.

Ken Situ
Company Secretary